UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

500 Fifth Avenue, Suite 2320

New York, New York 10110

(646) 762 8591

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,939,810*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,939,810*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,939,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.52%†
14	TYPE OF REPORTING PERSON PN

*	Based on 9,939,810 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 9,939,810 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,939,810*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,939,810*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,939,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.52%†
14	TYPE OF REPORTING PERSON OO

*	Based on 9,939,810 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.
†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 9,939,810 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,406,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,406,553*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,406,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.62%†
14	TYPE OF REPORTING PERSON PN

*

Includes (i) 9,939,810 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by certain managed accounts for which Antara Capital LP serves as investment manager (the “Managed Accounts”).

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 9,939,810 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,406,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,406,553*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,406,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.62%†
14	TYPE OF REPORTING PERSON OO

*

Includes (i) 9,939,810 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 9,939,810 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,406,553*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,406,553*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,406,553*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.62%†
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 9,939,810 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

†

Based on (i) 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons, plus (ii) 9,939,810 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 466,743 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by the Managed Accounts.

Item 1. Security and Issuer

This Amendment No. 5 (this “Amendment No. 5”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), and together with this Amendment No. 5, this “Schedule 13D”). This Amendment No. 5 relates to the common stock, par value $.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 10,406,553 shares of Common Stock, issuable upon exercise of the Warrants. For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon a total of 15,212,815 shares of Common Stock outstanding as of December 30, 2020, in reliance on information provided by the Issuer to the Reporting Persons.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Master Fund	9,939,810	39.52%
Antara Capital	10,406,553	40.62%
Antara GP	10,406,553	40.62%
Antara Fund GP	9,939,810	39.52%
Himanshu Gulati	10,406,553	40.62%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Accounts. Antara Fund GP is deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund. Antara GP and Antara Capital are deemed to have beneficial ownership of the Common Stock owned beneficially by Antara Master Fund and the Managed Accounts.

(c) Since the filing of Amendment No. 4, except as provided in Item 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

(k) Amendment of Loadtrek Warrants

As disclosed in the Original Schedule 13D, pursuant to the Side Letter Agreement, the Issuer issued warrants to Antara Master Fund and the Managed Account to purchase an aggregate of 1,500,000 shares of Common Stock (the “Side Letter Warrant Shares”) at an exercise price of $0.01 per share (the “Loadtrek Warrants”). The number of Side Letter Warrant Shares issuable upon exercise of the Loadtrek Warrants was subject to reduction, and the Loadtrek Warrants were subject to cancelation, if the Issuer achieved certain performance metrics prior to September 30, 2021 as described in the Original Schedule 13D and the Side Letter Agreement. The Loadtrek Warrants would become exercisable on September 30, 2021 if not canceled prior to such date. Due to the impossibility of achieving such performance metrics, on January 31, 2021, the Issuer and Antara Master Fund agreed to amend and restate the Loadtrek Warrants to provide for the Loadtrek Warrants being immediately exercisable.

The foregoing summaries of the material terms of the amended and restated Loadtrek Warrants are not complete and each such summary is qualified in its entirety by reference to the text of such agreements, copies of which are filed herewith as Exhibits 1 and 2, the terms of which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description

1	Amended and Restated Warrant, dated as of January 31, 2021, by and between Antara Capital Master Fund LP and EVO Transportation & Energy Services, Inc.

2	Amended and Restated Warrant, dated as of January 31, 2021, by and between Corbin ERISA Opportunity Fund Ltd and EVO Transportation & Energy Services, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARA CAPITAL MASTER FUND LP
By:	Antara Capital LP
not in its individual corporate capacity,
but solely as Investment Advisor and agent

By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 9, 2021

ANTARA CAPITAL LP
By:	Antara Capital GP LLC,
its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 9, 2021

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 9, 2021

ANTARA CAPITAL FUND GP LLC

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Managing Member
Date:	February 9, 2021

HIMANSHU GULATI

/s/ Himanshu Gulati
Date: February 9, 2021